SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-27471



                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K    [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

              For Period Ended: September 30, 2005

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR

              For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
relates:          Not Applicable

                                     PART I
                             REGISTRANT INFORMATION


                                Ronco Corporation
                   ------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


               21344 Superior Street, Chatsworth, California 91311
            ---------------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)


                                 (818) 775-4602
               --------------------------------------------------
               (Registrant's telephone number including area code)



                                     PART II
                             RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable, without unreasonable effort or expense, to complete the accounting work necessary to complete the consolidated financial statements required for the Registrant's Form 10-Q for the period ended September 30, 2005 prior to November 14, 2005.

The Registrant closed a merger transaction with Ronco Marketing Corporation ("RMC") on June 27, 2005 and an asset purchase transaction on June 30, 2005. As a result of these transactions, the Registrant was unable, without unreasonable effort or expense, to complete the accounting work necessary to prepare the consolidated financial statements required for the Registrant's Form 10-Q for the period ended September 30, 2005 prior to November 14, 2005. Thus, the Registrant requires additional time to properly complete and file its Form 10-Q for the fiscal quarter ended September 30, 2005.

         The Registrant will file its Form 10-Q no later than the fifth day after the due date of the Form 10-Q.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Evan J. Warshawsky, Chief Financial Officer               (818) 775-4602
-------------------------------------------       ------------------------------
             (Name and Title)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes  [ ] No See Attached Extra Sheet No. 1

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Ronco Corporation
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005


                                      By /s/ Evan J. Warshawsky
                                         ---------------------------------------
                                         Evan J. Warshawsky, CFO and Secretary

                           Attached Extra Sheet No. 1


Explanation for Part IV, Item 3, - On June 27, 2005, the Registrant closed a merger transaction with Ronco Marketing Corporation and, on June 30, 2005, the last day of the Registrant's fiscal year, the Registrant consummated the acquisition (the "Asset Acquisition") of substantially all of the assets of Ronco Inventions, LLC; Popeil Inventions, Inc.; and RP Productions, Inc. (collectively with Ronald M. Popeil, the "Seller Entities"); and the patents owned personally by Mr. Popeil. Prior to June 30, 2005, the Registrant basically had nominal assets and no operations. The transactions are being accounted for as a reverse merger and for accounting purposes and as a change in control of the Registrant in connection with the Asset Acquisition (the "Change in Control"). As a result, the financial statements of the Registrant will be significantly different from the financial statements of the Registrant contained in the Form 10-Q for the fiscal quarter ended September 30, 2004, which reflected the operations of a non-operating shell company and which was filed before the Change in Control.